Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

03003453

12g3-2(b) File No.82-4922

Ref No. CN. 023/2003

January 21, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

RECD S.E.C.
JAN 2 1 2003
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Summary Statement of Liabilities and Assets [1/]

as at December 31, 2002

ธนาคารกสิกรไทย
THAI FARMERS BANK

Assets	Baht	Liabilities	Baht
Cash	9,764,122,407.55	Deposits	652,000,148,881.80
Interbank and money market items, net	94,773,180,827.73	Interbank and money market items	5,893,392,417.69
Securities purchased under resale agreements	18,400,000,000.00	Liabilities payable on demand	3,422,940,128.54
Investments, net (with obligations Baht 32,846,728.80)	158,768,702,519.81	Securities sold under repurchase agreements	-
Credit advances (net of allowance for doubtful accounts)	438,157,881,746.86	Borrowings	48,556,894,109.78
Accrued interest receivables	1,934,382,812.58	Bank's liabilities under acceptances	597,090,484.15
Properties foreclosed, net	11,068,607,580.17	Other liabilities	15,357,864,083.80
Customers' liabilities under acceptances	597,098,484.15	Total liabilities	725,627,236,105.56
Premises and equipment, net	21,801,037,447.84		
Other assets	5,487,299,847.78	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 26,900,946,900.00)	23,530,947,170.00
		Reserves and net profit after appropriation	2,244,985,361.06
		Other reserves and profit and loss account	9,299,083,037.91
		Total shareholders' equity	35,075,015,568.97
Total Assets	760,702,251,674.53	Total Liabilities and Shareholders' Equity	760,702,251,674.53
Customers' liabilities under unmatured bills	2,632,020,016.26	Bank's liabilities under unmatured bills	2,632,020,016.26
Total	763,334,271,690.79	Total	763,334,271,690.79

	Baht
Non-Performing Loans as at December 31, 2002 (Quarterly)	92,481,974,109.74
(18.46% of total loans before allowance for doubtful accounts)	
Loans to related parties	8,434,432,772.87
Loans to related asset management companies	28,220,000,000.00
Loans to related parties due to debt restructuring	4,842,060,845.87
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital,	
permitted by the Bank of Thailand	19,967,145,600.00
Legal capital fund	73,030,868,791.43
Changes in liabilities and assets this month due to the penalty expenses from violating the	
Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	4,279,207,081.87
Total liabilities	681,445,892.30
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,591,460,503.44
Letters of credit	8,975,851,993.17

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 022/2003

January 20, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105

ธนาคารกสิกรไทย
THAI FARMERS BANK

Ref. FA. 008/2003

January 20, 2003

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unaudited Financial Statements

Enclosed herewith, please find copies of the unaudited financial statements for the fourth quarter ending December 31, 2002 in RSIMS under the item "Download Financial News" compared with various time intervals of financial statements which were previously reported.

Document no. 1 Summary Statement of Liabilities and Assets as at December 31, 2002.

Document no. 2 Balance Sheet as at December 31, 2002, compared with Balance Sheets ending September 30, 2002 and December 31, 2001.

Document no. 3 Statement of Income for the year ending December 31, 2002 compared with the year ending December 31, 2001.

Document no. 4 Statement of Income for the fourth quarter ending December 31, 2002 compared with the third quarter ending September 30, 2002.

Document no. 5 Summary of operating results for the fourth quarter of 2002.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

Banthoon Lamsam

(Mr. Banthoon Lamsam)

President and Chief Executive Officer

A1

Document no. 1

ธนาคารกสิกรไทย
THAI FARMERS BANK

SUMMARY STATEMENT OF LIABILITIES AND ASSETS [1/]

As at December 31, 2002

Assets	Baht	Liabilities	Baht
Cash	9,764,122,407.65	Deposits	652,000,148,881.60
Interbank and money market items, net	94,773,130,827.73	Interbank and money market items	5,693,392,417.69
Securities purchased under resale agreements	18,400,000,000.00	Liabilities payable on demand	3,422,940,128.54
Investments, net (with obligations Baht 32,646,728.80)	158,768,702,519.81	Securities sold under repurchase agreements	-
Credit advances (net of allowance for doubtful accounts)	438,157,861,746.86	Borrowings	48,555,994,109.78
Accrued interest receivables	1,934,392,812.56	Bank's liabilities under acceptances	597,096,484.15
Properties foreclosed, net	11,068,607,580.17	Other liabilities	15,357,664,083.80
Customers' liabilities under acceptances	597,096,484.15	Total liabilities	725,627,236,105.56
Premises and equipment, net	21,801,037,447.84		
Other assets	5,437,299,847.76	Shareholders' equity	
		Paid-up share capital	
		(registered share capital Baht 26,900,946,900.00)	23,530,947,170.00
		Reserves and net profit after appropriation	2,244,985,361.06
		Other reserves and profit and loss account	9,299,083,037.91
		Total shareholders' equity	35,075,015,568.97
Total Assets	760,702,251,674.53	Total Liabilities and Shareholders' Equity	760,702,251,674.53
Customers' liabilities under unmatured bills	2,632,020,016.26	Bank's liabilities under unmatured bills	2,632,020,016.26
Total	763,334,271,690.79	Total	763,334,271,690.79

	Baht
Non-Performing Loans as at December 31, 2002 (Quarterly)	92,481,974,169.74
(18.46% of total loans before allowance for doubtful accounts)	
Loans to related parties	6,434,432,772.67
Loans to related asset management companies	29,220,000,000.00
Loans to related parties due to debt restructuring	4,642,050,645.87
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital,	
permitted by the Bank of Thailand	19,967,145,600.00
Legal capital fund	73,030,868,731.43
Changes in liabilities and assets this month due to the penalty expenses from violating the	
Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities,	
Total assets	4,279,207,081.67
Total liabilities	681,446,832.36
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,591,460,563.44
Letters of credit	8,875,631,993.17

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountants.

Document no. 2

ธนาคารกสิกรไทย

THAI FARMERS BANK

THAI FARMERS BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

	December 31, 2002 (Unaudited) Baht	September 30, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht
ASSETS			
Cash	9,764,122,407.65	10,363,086,280.65	12,142,412,381.88
Interbank and money market items			
Domestic items			
Interest bearing	3,385,334,109.66	1,253,435,144.08	384,741,067.08
Non - interest bearing	4,494,663,469.16	7,241,508,480.42	3,295,628,283.39
Foreign items			
Interest bearing	86,532,213,914.44	120,943,391,583.45	160,119,894,180.23
Non - interest bearing	360,919,334.47	371,605,956.04	795,575,901.47
Total interbank and money market items - net	94,773,130,827.73	129,809,941,163.99	164,595,839,432.17
Securities purchased under resale agreements	18,400,000,000.00	10,794,000,000.00	3,700,000,000.00
Investments			
Current investments - net	72,310,121,353.72	60,257,179,821.40	28,348,351,515.23
Long-term investments - net	79,212,635,426.62	72,888,000,993.62	76,939,249,759.26
Investments in subsidiary and associated companies - net	7,245,945,739.47	8,218,408,861.94	8,177,701,409.57
Total investments - net	158,768,702,519.81	141,363,589,676.96	113,465,302,684.06
Loans and accrued interest receivables			
Loans	496,525,046,750.68	463,727,022,538.16	466,139,990,926.36
Accrued interest receivables	1,934,392,812.56	1,928,515,537.35	2,102,811,356.90
Total loans and accrued interest receivables	498,459,439,563.24	465,655,538,075.51	468,242,802,283.26
Less Allowance for doubtful accounts	(54,919,951,503.47)	(28,539,927,109.45)	(25,000,767,287.90)
Less Revaluation allowance for debt restructuring	(2,647,233,500.35)	(2,656,104,780.97)	(3,699,383,728.95)
Less Normalized Provisioning	(800,000,000.00)	(600,000,000.00)	-
Total loans and accrued interest receivables - net	440,092,254,559.42	433,859,506,185.09	439,542,651,266.41
Properties foreclosed – net	11,068,607,580.17	11,095,816,076.92	11,634,406,639.66
Customers' liability under acceptances	597,096,484.15	585,197,218.62	611,508,834.65
Premises and equipment – net	21,801,037,447.84	21,954,524,385.19	22,173,325,797.06
Accrued income receivables	1,883,698,623.95	2,322,606,605.53	1,792,916,047.32
Forward exchange contract revaluation	745,642,924.52	505,687,176.29	1,893,942,551.54
Other assets – net	2,807,958,299.29	2,774,258,607.54	2,833,088,908.13
Total Assets	760,702,251,674.53	765,428,213,376.78	774,385,394,542.88

Document no. 2

ธนาคารกสิกรไทย
THAI FARMERS BANK

THAI FARMERS BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

	December 31, 2002 (Unaudited) Baht	September 30, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	649,748,041,872.97	648,703,783,801.87	660,923,281,920.61
Deposits in foreign currencies	2,252,107,008.63	2,284,007,830.02	3,922,242,010.82
Total deposits	652,000,148,881.60	650,987,791,631.89	664,845,523,931.43
Interbank and money market items			
Domestic items			
Interest bearing	3,461,073,197.37	2,703,010,213.64	4,243,512,217.37
Non – interest bearing	1,788,470,188.12	1,473,328,966.83	1,373,841,745.94
Foreign items			
Interest bearing	258,049,516.38	991,833,357.87	8,034,680,034.75
Non – interest bearing	185,799,515.82	182,924,762.82	179,307,683.26
Total interbank and money market items	5,693,392,417.69	5,351,097,301.16	13,831,341,681.32
Liability payable on demand	3,422,940,128.54	2,390,616,604.21	3,455,518,602.37
Borrowings			
Long-term borrowings	48,555,994,109.78	48,579,537,128.29	48,747,607,946.39
Total borrowings	48,555,994,109.78	48,579,537,128.29	48,747,607,946.39
Bank's liability under acceptances	597,096,484.15	585,197,218.62	611,508,834.65
Deferred tax liabilities	4,062,196,492.70	3,836,609,513.41	3,738,463,537.34
Forward exchange contract revaluation	1,625,905,192.44	4,649,993,911.45	351,274,404.98
Accrued interest payables	3,030,042,472.47	4,015,315,098.98	3,685,151,716.33
Other liabilities	6,639,519,926.19	11,292,164,109.27	8,047,460,752.80
Total Liabilities	725,627,236,105.56	731,688,322,517.28	747,313,851,407.61

Document no. 2

ธนาคารกสิกรไทย
THAI FARMERS BANK

THAI FARMERS BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

	December 31, 2002 (Unaudited) Baht	September 30, 2002 (Unaudited) Baht	December 31, 2001 (Audited) Baht
Shareholders' equity			
Share capital			
Authorized share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450.00	26,895,473,450.00	26,895,473,450.00
Issued and fully paid-up share capital			
547,345 class A preferred shares, Baht 10 par value	5,473,450.00	5,473,450.00	5,473,450.00
2,352,547,372 ordinary shares, Baht 10 par value	23,525,473,720.00	23,525,473,720.00	23,525,473,720.00
Warrants and premium on warrants	-	-	2,520,432,919.21
Premium on expired warrants	5,520,432,199.21	5,520,432,199.21	2,999,999,280.00
Premium on share capital			
Premium on preferred shares	27,367,250.00	27,367,250.00	27,367,250.00
Premium on ordinary shares	49,478,139,190.49	49,478,139,190.49	49,478,139,190.49
Appraisal surplus	6,367,116,972.81	6,397,355,568.65	6,515,961,788.31
Revaluation surplus on investments	2,773,163,461.91	2,412,130,668.31	1,524,876,722.23
Retained earnings (deficit)			
Appropriated			
Legal reserve	800,000,000.00	800,000,000.00	800,000,000.00
Other reserves	26,675,300,000.00	26,675,300,000.00	26,675,300,000.00
Unappropriated (deficit)	(80,097,450,675.45)	(81,101,781,187.16)	(87,001,481,184.97)
Total Shareholders' Equity	35,075,015,568.97	33,739,890,859.50	27,071,543,135.27
Total Liabilities and Shareholders' Equity	760,702,251,674.53	765,428,213,376.78	774,385,394,542.88
Off-balance sheet items - contingencies			
Aval to bills and guarantees of loans	6,591,460,563.44	6,464,613,608.17	9,088,207,059.49
Liability under unmatured import bills	2,632,020,016.26	3,080,680,101.92	2,780,944,889.20
Letters of credit	8,875,631,993.17	8,567,506,499.63	6,529,421,619.69
Other contingencies	380,115,619,709.60	401,115,865,439.99	367,471,433,655.06

Document no. 3

ธนาคารกสิกรไทย
THAI FARMERS BANK

THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002 (Unaudited) Baht	2001 (Audited) Baht	Increase(Decrease) Baht	%
Interest and dividend income				
Loans	25,006,666,326.54	27,956,310,559.83	(2,949,644,233.29)	(10.55)
Interbank and money market items	3,575,109,741.23	5,246,856,306.24	(1,671,746,565.01)	(31.86)
Investments	4,756,086,614.10	4,615,121,613.66	140,965,000.44	3.05
Total interest and dividend income	33,337,862,681.87	37,818,288,479.73	(4,480,425,797.86)	(11.85)
Interest expense				
Deposits	11,812,429,201.55	14,619,533,276.95	(2,807,104,075.40)	(19.20)
Interbank and money market items	310,711,951.61	1,033,353,213.79	(722,641,262.18)	(69.93)
Short-term borrowings	-	576,267,123.39	(576,267,123.39)	(100.00)
Long-term borrowings	5,163,071,118.01	5,197,841,688.23	(34,770,570.22)	(0.67)
Total interest expense	17,286,212,271.17	21,426,995,302.36	(4,140,783,031.19)	(19.33)
Net income from interest and dividend	16,051,650,410.70	16,391,293,177.37	(339,642,766.67)	(2.07)
Bad debt and doubtful accounts (reversal)	(3,548,870,068.43)	(1,100,702,460.34)	2,448,167,608.09	222.42
Loss on debt restructuring	3,548,870,068.43	2,390,702,460.34	1,158,167,608.09	48.44
Normalized provisions	800,000,000.00	-	800,000,000.00	100.00
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	15,251,650,410.70	15,101,293,177.37	150,357,233.33	1.00
Non-interest income				
Gain on investments	1,180,225,468.97	1,133,643,526.15	46,581,942.82	4.11
Share of profit (loss)from investments on equity method	(668,149,717.46)	(1,994,629,303.13)	(1,326,479,585.67)	(66.50)
Fees and service income				
Acceptances, aval and guarantees	567,948,150.83	813,527,629.63	(245,579,478.80)	(30.19)
Others	5,370,034,588.05	5,227,604,523.20	142,430,064.85	2.72
Gain on exchanges	984,688,579.81	1,224,280,920.68	(239,592,340.87)	(19.57)
Other income	554,077,018.59	598,858,624.05	(44,781,605.46)	(7.48)
Total non-interest income	7,988,824,088.79	7,003,285,920.58	985,538,168.21	14.07

Document no. 3

ธนาคารกสิกรไทย
THAI FARMERS BANK

THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002 (Unaudited) Baht	2001 (Audited) Baht	Increase(Decrease) Baht	%
Non-interest expenses				
Personnel expenses	5,120,935,132.90	7,146,371,241.11	(2,025,436,108.21)	(28.34)
Premises and equipment expenses	3,350,715,148.43	3,334,889,658.64	15,825,489.79	0.47
Taxes and duties	1,557,938,965.95	1,484,653,412.72	73,285,553.23	4.94
Fees and service expenses	1,432,312,226.32	1,501,470,944.01	(69,158,717.69)	(4.60)
Directors' remuneration	42,341,799.72	27,069,404.99	15,272,394.73	56.42
Loss on impairment of properties foreclosed	557,872,623.46	2,918,359,120.77	(2,360,486,497.31)	(80.88)
Contributions to Financial Institutions Development Fund	2,732,417,102.88	2,667,251,373.31	65,165,729.57	2.44
Other expenses	1,876,307,413.02	1,391,989,477.59	484,317,935.43	34.79
Total non-interest expenses	16,670,840,412.68	20,472,054,633.14	(3,801,214,220.46)	(18.57)
Income before income tax	6,569,634,086.81	1,632,524,464.81	4,937,109,622.00	302.42
Income tax expense	(114,749,799.08)	624,074,200.32	(738,823,999.40)	(118.39)
Net income	6,684,383,885.89	1,008,450,264.49	5,675,933,621.40	562.84
Basic earnings per share	2.84	0.43	2.41	562.84
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	-	-

AL

Document no. 4

ธนาคารกสิกรไทย
THAI FARMERS BANK

THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2002 AND SEPTEMBER 30, 2002

(Unaudited)

	December 31, 2002 Baht	September 30,2002 Baht	Increase(Decrease) Baht	%
Interest and dividend income				
Loans	6,248,246,581.30	6,300,890,422.25	(52,643,840.95)	(0.84)
Interbank and money market items	653,892,936.69	915,243,639.09	(261,350,702.40)	(28.56)
Investments	1,168,083,483.37	1,155,591,176.42	12,492,306.95	1.08
Total interest and dividend income	8,070,223,001.36	8,371,725,237.76	(301,502,236.40)	(3.60)
Interest expense				
Deposits	2,586,732,297.54	2,963,511,249.40	(376,778,951.86)	(12.71)
Interbank and money market items	53,766,510.84	63,296,869.89	(9,530,359.05)	(15.06)
Long-term borrowings	1,302,906,194.92	1,303,935,413.51	(1,029,218.59)	(0.08)
Total interest expense	3,943,405,003.30	4,330,743,532.80	(387,338,529.50)	(8.94)
Net income from interest and dividend	4,126,817,998.06	4,040,981,704.96	85,836,293.10	2.12
Bad debt and doubtful accounts (reversal)	(1,950,476,609.53)	(722,482,305.95)	1,227,994,303.58	169.97
Loss on debt restructuring	1,950,476,609.53	722,482,305.95	1,227,994,303.58	169.97
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	3,926,817,998.06	3,840,981,704.96	85,836,293.10	2.23
Non-interest income				
Gain on investments	220,014,392.09	245,641,744.58	(25,627,352.49)	(10.43)
Share of profit (loss) from investments on equity method	(970,242,089.02)	(129,663,093.61)	840,578,995.41	648.28
Fees and service income				
Acceptances, aval and guarantees	115,466,623.93	161,528,090.38	(46,061,466.45)	(28.52)
Others	1,440,806,573.24	1,320,049,663.97	120,756,909.27	9.14
Gain on exchanges	220,469,244.36	202,994,631.23	17,474,613.13	8.61
Other income	129,417,275.81	136,327,395.29	(6,910,119.48)	(5.07)
Total non-interest income	1,155,932,020.41	1,936,878,431.84	(780,946,411.43)	(40.32)

Document no. 4

ธนาคารกสิกรไทย
THAI FARMERS BANK

THAI FARMERS BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2002 AND SEPTEMBER 30, 2002

(Unaudited)

	December 31,2002 Baht	September 30,2002 Baht	Increase(Decrease) Baht	%
Non-interest expenses				
Personnel expenses	1,282,257,967.98	1,276,120,287.41	6,137,680.57	0.48
Premises and equipment expenses	801,496,163.31	789,153,473.54	12,342,689.77	1.56
Taxes and duties	341,596,743.76	360,059,946.40	(18,463,202.64)	(5.13)
Fees and service expenses	404,604,310.36	335,307,036.46	69,297,273.90	20.67
Directors' remuneration	11,789,995.87	11,829,158.13	(39,162.26)	(0.33)
Loss on impairment of properties foreclosed (reversal)	392,105,743.09	71,637,822.23	320,467,920.86	447.34
Contributions to Financial Institutions Development Fund	689,805,985.95	689,805,985.95	-	-
Other expenses	232,312,662.67	397,195,058.64	(164,882,395.97)	(41.51)
Total non-interest expenses	4,155,969,572.99	3,931,108,768.76	224,860,804.23	5.72
Income before income tax	926,780,445.48	1,846,751,368.04	(919,970,922.56)	(49.82)
Income tax expense	(34,352,072.18)	(34,352,072.19)	(0.01)	-
Net income	961,132,517.66	1,881,103,440.23	(919,970,922.57)	(48.91)
Basic earnings per share	0.41	0.80	(0.39)	(48.91)
Number of the weighted average number of ordinary shares (shares)	2,352,547,372.00	2,352,547,372.00	-	-

DATA FROM FINANCIAL STATEMENTS OF THE THAI FARMERS BANK PCL

The Bank's Observations of Fourth Quarter :

- The Bank incurred a one-time expense of Baht 391 million from an early retirement program, in which 561 employees participated. The Bank had already set aside full provisioning, thereby having no impact on the Bank's Statement of Income for this quarter.
- Following the Bank's policies to focus on core business lines, and under the strategies to upgrade its IT competency, the Bank has an IT outsourcing agreement with IBM (Thailand) Company Limited, which generated a transition expense of Baht 180 million in this quarter. The Bank had already set aside full provisioning, thereby having no impact on the Bank's Statement of Income for this quarter.
- The Bank recorded its share of loss from investments (using the equity accounting method) amounting to Baht 970 million, of which Baht 920 million due to losses of the Thonburi and Chanthaburi Asset Management companies.
- As a result of resolving non-performing loans by setting off loans with assets and acquiring from public auction, the Bank set allowance for impairment of properties foreclosed in this quarter totaling Baht 392 million. Nonetheless, the net increase of the allowance was Baht 233 million as the Bank reversed allowance for impairment of properties foreclosed for an amount equal to actual expenses of Baht 159 million. These actual expenses, presented as net value under "other expenses" item, include selling expenses, holding expenses and losses on sale.

Remarks: The Stock Exchange of Thailand requires banks to submit financial reports as follows.

1. The C.B. 1.1 which is the Bank's only financial statements within 21 days after the end of each quarter.
2. The Consolidated and the Bank's only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

This report is generated in accordance with "Remark no. 1" above.

Document no. 5

Summary of operating results for the fourth quarter of 2002

ธนาคารกสิกรไทย
THAI FARMERS BANK

Balance Sheet Highlights

Total Assets

- Total assets as at December 31, 2002 stood at Baht 760,702 million, down from September 30, 2002, by Baht 4,726 million or 0.62% with highlights as follows:

Interbank and Money Market Items – net on the Assets Side

- Total interbank and money market items-net on the assets side as at December 31, 2002 was Baht 94,773 million dropping from that September 30, 2002, by Baht 35,037 million or 26.99%, as the Bank reduced its excess liquidity and shifted its investment to invest in securities purchased under resale agreements and government bonds which provided higher returns.

Securities Purchased under Resale Agreements

- Securities purchased under resale agreements as at December 31, 2002 totaled Baht 18,400 million, up from the record as at September 30, 2002, by Baht 7,606 million or 70.46% due to their higher returns than other forms of investments.

Investments - net

- Total investments-net as at December 31, 2002, totaled Baht 158,769 million, increasing from September 30, 2002, by Baht 17,405 million or 12.31% due to the increase of investment in government bonds.

• *Type of Investments*

(Million Baht)

Type of Investments	December 31, 2002	%	September 30, 2002	%
Debt Instruments	**147,509.75**	**92.91%**	**129,746.03**	**91.78%**
Government and State Enterprise Securities				
• Trading Investments	6,988.44	4.40%	8,811.93	6.23%
• Available-for-sale Investments	55,786.62	35.14%	57,524.23	40.69%
• Held-to-maturity Investments	45,303.86	28.53%	28,677.68	20.29%
Private Enterprise Debt Instruments				
• Trading Investments	-	-	73.81	0.05%
• Available-for-sale Investments	5,861.58	3.69%	4,834.31	3.43%
• Held-to-maturity Investments	367.32	0.23%	367.30	0.26%
Foreign Debt Instruments				
• Trading Investments	19,174.84	12.08%	12,649.21	8.95%
• Held-to-maturity Investments	14,027.09	8.84%	16,807.56	11.89%
Equity Securities	**11,258.95**	**7.09%**	**11,617.56**	**8.22%**
Trading Investments	2,026.85	1.28%	2,208.88	1.56%
General Investments	1,986.15	1.25%	1,190.27	0.84%
Investments in Subsidiary and Associated Companies	7,245.95	4.56%	8,218.41	5.82%
Total Investments – Net	**158,768.70**	**100.00%**	**141,363.59**	**100.00%**

Balance Sheets Highlights (continued)

Loans

- Loans as at December 31, 2002 stood at Baht 496,525 million, increasing from that of September 30, 2002 by Baht 32,798 million or 7.07% due to the following reasons:
  - Increase in loan outstanding, net of repayments of Baht 7,112 million or 1.53%.
  - Write back previously written off doubtful loan accounts in accordance with BOT's regulation, totaling Baht 25,686 million or 5.54%.

• *Restructured Loans*

- The Bank recorded 57,846 and 62,437 cases of restructured loans with outstanding amounts totaling Baht 135,845 million and Baht 145,000 million, as at December 31, 2002 and 2001, respectively.

Properties foreclosed - net

- Properties foreclosed-net as at December 31, 2002 decreased from September 30, 2002 by Baht 27 million.

(Million Baht)

	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Properties foreclosed	15,102.71	14,865.76	15,150.69	15,419.27	15,543.73
Less Allowance for Properties foreclosed	(4,034.10)	(3,769.94)	(3,821.86)	(3,908.46)	(3,909.33)
Properties foreclosed - net	11,068.61	11,095.82	11,328.83	11,510.81	11,634.40

Forward Exchange Contract Revaluation on the Assets Side

- Forward exchange contract revaluation on the assets side as at December 31, 2002 increased from September 30, 2002 by Baht 240 million or 47.45 %, due to the Baht appreciation. This item was shown on the assets side because the exchange rates as stated in the contract were higher than the exchange rate at the end of the accounting period. It will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

• *Mid Rate*

	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Mid Rate	43.24	43.36	41.59	43.52	44.23

Balance Sheets Highlights (continued)

Total Liabilities ▢ Total liabilities as at December 31, 2002 stood at Baht 725,627 million, down from September 30, 2002, by Baht 6,061 million or 0.83% with highlights as follows:

Deposits ▢ Deposits as at December 31, 2002 totaled Baht 652,000 million, increasing from September 30, 2002, by Baht 1,012 million, or 0.15%.

• *Type of Deposits*

Type of Deposits	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Current	4.13%	4.05%	3.77%	3.57%	3.33%
Savings	43.26%	41.60%	39.24%	37.98%	36.40%
Term - Less than 6 months	41.92%	43.85%	46.04%	47.77%	50.10%
Term - 6 months and less than 1 year	0.91%	0.92%	0.98%	1.02%	1.14%
Term - 1 year and over 1 year	9.78%	9.58%	9.97 %	9.66%	9.03%
Total	100.00%	100.00 %	100.00%	100.00%	100.00%

Forward Exchange Contract Revaluation on the Liabilities Side ▢ Forward exchange contract revaluation on the liabilities side as at December 31, 2002 decreased from that as at September 30, 2002 by Baht 3,024 million or 65.03%, due to the Baht appreciation. This item was shown on the liabilities side because the exchange rates as stated in the contract were lower than the exchange rates at the end of the accounting period. It will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

Statements of Income Highlights

Net Income

- The Bank's net income for the fourth quarter totaled Baht 961 million, through the following operating results.

Net Income from Interest and Dividend

- In the fourth quarter, the Bank recorded net income from interest and dividend of Baht 4,127 million, increasing by Baht 86 million or 2.12%, from the preceding quarter.

• Interest and Dividend Income

- Income from interest and dividend mainly comprising interest income on loans, interbank and money market items, income from debt instruments and dividend from investments, decreased by Baht 301 million or 3.60% in the fourth quarter. This is mainly attributed to declines in interest income on loans and interbank and money market items.

• Interest Expenses

- Interest expenses dropped Baht 387 million or 8.94%, following some fixed deposit accounts falling due this quarter, resulting in lower deposit costs.

Bad Debt and Doubtful Accounts and Loss on Debt Restructuring

- In the fourth quarter, the Bank neutralized bad debts and doubtful accounts totaling Baht 1,950 million with loss on debt restructuring, with equal to amounts being reversed from allowance for doubtful accounts. Hence, it will not cause any effects on the Bank's net income, for the Bank had set aside sufficient allowances for losses on debt restructuring.

Normalized Provisions

- The Bank will set aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the forth quarter 2002, the Bank set aside additional normalized provisions amounting to Baht 200 million, which added to a total sum of Baht 800 million set aside as at December 31, 2002.

Statements of Income Highlights (continued)

Non-Interest Income

- Non-interest income consists of gain on investments, share of profit (loss) from investments on equity method, fees and service income, gain on foreign exchanges and other income.
  - This quarter, the Bank recorded non-interest income of Baht 1,156 million, which decreased Baht 781 million or 40.32% from the third quarter due mainly to its share of losses from investments based on the equity method.

• *Share of profit (loss) from investments on equity method*

- This quarter, the Bank recorded a share of losses from the two asset management companies totaling Baht 920 million.

Non-interest Expenses

- Non-interest expenses consist of personnel expenses, premises and equipment expenses, taxes and duties, fees and service expenses, Directors' remuneration and other expenses.
  - This quarter, the Bank recorded non-interest expenses of Baht 4,156 million, increasing Baht 225 million or 5.72% from the third quarter. The increase was primarily due to losses on impairment of properties foreclosed from debt repayments and auctions.

• *Loss on impairment of properties foreclosed*

- The Bank set allowance for impairment on additional properties foreclosed obtained in this quarter amounting to Baht 392 million. Nonetheless, the net increase of the allowance was Baht 233 million as the Bank reversed allowance for impairment on these properties foreclosed for an amount equal to actual expenses of Baht 159 million. These actual expenses, presented as net value under "other expenses" item, include selling expenses, holding expenses and losses on sale.

Quality of Assets

Non-performing Loans (NPLs)

- According to the BOT's directive dated January 16, 2003, non-performing Loans (NPLs) is redefined as sub-quality loans which refer to outstanding principal of sub-standard, doubtful, and doubtful loss loan accounts, including the fully-provisioned, unsecured portion of doubtful loss loans which were previously written-off in accordance with the BOT's guidelines.
- As at December 31, 2002, non-performing loans (including financial institutions) under new and prior definitions according to BOT regulations are as follows:

(Million Baht)

	The Bank		The Bank and Thonburi Asset Management Company		The Bank, Thonburi Asset Management Company and Chanthaburi Asset Management Company[3]	
	New[1]	Prior[2]	New[1]	Prior[2]	New[1]	Prior[2]
Non-performing loans	92,481.97	54,463.60	124,063.10	86,044.72	133,394.72	95,376.35
Total loans used for NPLs ratio calculation	500,890.12	468,103.69	522,937.99	490,151.56	524,777.83	491,991.40
As percentage of total loans (including financial institutions)	18.46%	11.63%	23.72%	17.55%	25.42%	19.39%

[1] According to the BOT directive dated January16, 2003 (new definition), total loans used for NPLs ratio calculation are loans extended to general customers, as shown in balance sheets as "loans", and to financial institutions, as included in interbank and money market item.

[2] According to the BOT directive dated February 18, 2002 (prior definition), total loans used for NPLs ratio calculation, are loans extended to general customers, as shown in balance sheets as "loans", and to financial institutions, as included in interbank and money market item, excluding unsecured portions of fully reserved loans classified as "loss".

[3] Should "investments in loans" in Chanthaburi Asset Management Company be treated as "loans" as previously practiced prior to the BOT directive dated May 10, 2001, the consolidated NPLs of the Bank with the two asset management companies would be as shown above.

- The Bank recorded write-backs on loans to general customers and allowances for doubtful accounts for an equal amount of Baht 25,686 million which were previously written off under BOT regulation (excluding those of financial institutions) The effects of those items are as follows:

	The Bank		
	Before written-back	Written-off	After written-back
Loans	470,839.28	25,685.76	496,525.04
Accrued interest receivables	1,934.39	-	1,934.39
Total loans and accrued interest receivables	472,773.67	25,685.76	498,459.43
Less Allowance for doubtful accounts	(29,234.19)	(25,685.76)	(54,919.95)
Less Revaluation allowance for debt restructuring	(2,647.23)	-	(2,647.23)
Less Normalized Provisioning	(800.00)	-	(800.00)
Total loans and accrued interest receivables - net	440,092.25	-	440,092.25

Classified Loans and Allowance for Doubtful Accounts

- The allowance for doubtful accounts increased mainly because the Bank wrote back allowance for doubtful accounts which was previously written off under BOT regulation equal to loans written back totaling Baht 25,686 million.
- As at December 31, 2002, the Bank and Thonburi Asset Management Company had loan and accrued interest receivables for general customers and financial institutions which included the written-back portion of written-off doubtful loans (as stipulated by the Bank of Thailand), allowance for doubtful accounts, allowance for revaluation for debt restructuring, allowance for doubtful accounts as part of normalized provisioning, as follows:

(Million Baht)

	The Bank			
	Loans[4] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation				
1. Allowance for doubtful accounts from classified loans				
Normal[3]	398,651.83	128,222.63	1	3,986.52
Special Mention	11,456.26	1,667.11	2	229.13
Sub-Standard	4,498.28	1,272.33	20	254.46
Doubtful	12,031.83	3,988.08	50	1,994.04
Loss	76,188.06	29,215.32	100	29,215.32
Total	502,826.26	164,365.47		35,679.47
2. Revaluation allowance for debt restructuring				2,647.23
Total 1 and 2				38,326.70
Allowance established in excess of BOT's regulations				19,885.98
Normalized Provisioning				800.00
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				59,012.68

Document no. 5

Summary of operating results for the fourth quarter of 2002

ธนาคารกสิกรไทย

THAI FARMERS BANK

(Million Baht)

	The Bank and Thonburi Asset Management Company			
	Loans[4] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation				
1. Allowance for doubtful accounts from classified loans				
Normal[5]	388,175.89	112,999.92	1	3,881.75
Special Mention	12,415.14	1,775.94	2	248.31
Sub-Standard	4,498.28	1,272.33	20	254.46
Doubtful	12,031.83	3,988.09	50	1,994.04
Loss	109,236.53	44,592.72	100	44,592.72
Total	526,357.67	164,629.00		50,971.28
2. Revaluation allowance for debt restructuring				2,755.01
Total 1 and 2				53,726.29
Allowance established in excess of BOT's regulations				26,623.94
Normalized Provisioning				800.00
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				81,150.23

(4) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 175 million

(5) Including loans and accrued interest receivables to financial institutions amounting to Baht 4,192 million and allowance for doubtful accounts Baht 646 million.

As at December 31, 2002, the Bank and its asset management companies recorded total allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisioning as follows:

(Million Baht)

	The Bank	The Bank and Thonburi Asset Management Company	The Bank, Thonburi Asset Management Company and Chanthaburi Asset Management Company[6]
Total Allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisioning	59,012.68	81,150.23	84,091.17
Allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring as required by BOT	38,326.70	53,726.29	55,554.15
As percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT	153.97	151.04	151.37

(6) Should "investment in loans" in Chanthaburi Asset Management Company be treated as "loans" as previously practised prior to the Bank of Thailand's Notification dated May 10, 2001, the non-performing loan of the Bank and the two asset management companies would be as shown above.

Capital Funds

- As at December 31, 2002, the Capital adequacy ratio equals to 14.34% while minimum requirement by the Bank of Thailand is set at 8.50%. Details are as follows:

	Percent				
	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001
Tier-1 Capital	8.44[7]	8.48[8]	8.32	7.56	7.43
Tier-2 Capital	5.90	5.84	5.77	5.64	5.54
Total Capital Funds	14.34[7]	14.32[8]	14.09	13.20	12.97

(7) Excluding net profit for the six-month period ended December 31, 2002. Should the six-month period's net profit ended December 31, 2002 be counted as the retained earnings, the tier-1 capital and total capital funds ratios would be 9.00% and 14.90%, respectively.

(8) Excluding net profit for the third quarter ended September 30, 2002. Should the third quarter's net profit ended December 31, 2002 be counted as the retained earnings, the tier-1 capital and total capital funds ratios would be 8.86% and 14.70%, respectively